

January 6, 2011

Jason M. Kates
CEO and Director
rVue Holdings, Inc.
100 NE Third Avenue, Suite 200
Fort Lauderdale, Florida 33301

      RE: rVue Holdings, Inc.
                  Form 10-K for the Year ended January 31, 2010
                  Filed March 11, 2010

Dear Mr. Kates:

We have completed our review of your Form 10-K and have no further comments at this time.

                           Sincerely,

                           Larry Spirgel
                           Assistant Director

Cc: Harvey Kesner, Esq.
         Sichenzia Ross

         Via Facsimile: 212.930.9725

         Michael Francis, Esq.
         Christina Russo, Esq.
         Akerman Senterfitt

         Via Facsimile: 305.374.5095